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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           Information to be included in Statements filed pursuant to
            Rules 13d-1(b), (c) and (d) and amendments thereto filed
                            pursuant to Rule 13d-2(b)

                                (Amendment No. 1)

                                MULTI COLOR CORP.
           -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    62538310
           -----------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)
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1
Names of Reporting Persons and I.R.S. Identification Nos.

UBS AG
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2
Check the Appropriate Box if a Member of a Group
a   / /
b   / /
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3
SEC USE ONLY
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4
Citizenship or Place of Organization - Switzerland
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Number of         5.  Sole Voting Power                 340,498
Shares Bene-      6.  Shared Voting Power               0
ficially          7.  Sole Dispositive Power            340,498
Owned by Each     8.  Shared Dispositive Power          0
Reporting
Person With:
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9
Aggregate Amount Beneficially Owned by Each Reporting Person:
340,498*
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10

Check if the Aggregate Amount in Row (9) Excludes Certain Shares  /  /
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11
Percent of Class Represented by Amount in Row (9)
5.68%
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12
Type of Reporting Person (See Instructions)
         BK
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* UBS AG disclaims beneficial ownership of these securities.

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1
Names of Reporting Persons and I.R.S. Identification Nos.

UBS Americas Inc.
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2
Check the Appropriate Box if a Member of a Group
a   / /
b   / /
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3
SEC USE ONLY
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4
Citizenship or Place of Organization - Switzerland
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Number of         5.  Sole Voting Power                 340,498
Shares Bene-      6.  Shared Voting Power               0
ficially          7.  Sole Dispositive Power            340,498
Owned by Each     8.  Shared Dispositive Power          0
Reporting
Person With:
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9
Aggregate Amount Beneficially Owned by Each Reporting Person:
340,498*
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10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares  /  /
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11
Percent of Class Represented by Amount in Row (9)
5.68%
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12
Type of Reporting Person (See Instructions)
         OO
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* UBS Americas Inc. disclaims beneficial ownership of these securities.

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Item 1(a). Name of Issuer:

MULTI COLOR CORP.

Item 1(b). Address of Issuer's Principal Executive Offices:

425 Walnut Street
Suite 1300

Cincinnati, OH 45202
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Item 2(a) Name of Person Filing:

UBS AG and UBS Americas Inc.

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Item 2(b) Address of Principal Business Office:

UBS AG's principal business office is:
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland

UBS Americas Inc.'s principal business office is:
677 Washington Blvd.
Stamford, CT 06901

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Item 2(c) Citizenship

Item 4 of the cover pages are incorporated by reference
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Item 2(d) Title of Class of Securities

Common Stock
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Item 2(e) CUSIP Number: 87162Q10

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Item 3.  Type of Person Filing:

UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission.

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Item 4 (a)-(c)(iv). Ownership:

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Incorporated by reference to Items 5-11 of the cover pages.
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Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
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Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable
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Item 7. Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company:

Identification:  UBS Financial Services Inc.
Classification:  BD
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Item 8 Identification and Classification of Members of the Group:

UBS Americas Inc. is a wholly owned subsidiary of UBS AG. UBS AG and UBS Americas Inc. are reporting indirect beneficial ownership of holdings by reason of their ownership of UBS Financial Services Inc. and other wholly owned subsidiaries. UBS AG does not hereby affirm the existence of a group within the meaning of Rule 13d-5(b)(1).
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Item 9 Notice of Dissolution of Group:

Not Applicable
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Item 10 Certification:
By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                             UBS AG

                                             By: /s/ Robert C. Dinerstein
                                             Robert C. Dinerstein
                                             Managing Director

                                             By: /s/ Per Dyrvik
                                             Per Dyrvik
                                             Managing Director

                                             UBS Americas Inc.

                                             By: /s/ Robert C. Dinerstein
                                             Robert C. Dinerstein
                                             Managing Director

                                             By: /s/ Per Dyrvik
                                             Per Dyrvik
                                             Managing Director

         Date: February 18, 2004

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                        AGREEMENT TO MAKE A JOINT FILING

         UBS AG and UBS Americas Inc. each agrees that this Schedule 13G (including all amendments hereto) is filed by and on behalf of each such party.

                                             UBS AG

                                             By: /s/ Robert C. Dinerstein
                                             Robert C. Dinerstein
                                             Managing Director

                                             By:   /s/ Per Dyrvik
                                             Per Dyrvik
                                             Managing Director

                                             UBS Americas Inc.

                                             By: /s/ Robert C. Dinerstein
                                             Robert C. Dinerstein
                                             Managing Director

                                             By:   /s/ Per Dyrvik
                                             Per Dyrvik
                                             Managing Director

         Date: February 18, 2004